EXHIBIT 99.1

Schedule I

The following is a summary of the Group’s investment properties as of June 30, 2023 prepared in accordance with SEC Regulation S-X 12-28 (all amounts are in millions of Argentine Pesos):

		Initial Costs		Subsequent Costs	Costs at the end of the year
	Encumbrances	Plot of land (**)	Buildings, facilities and improvement (**)	Improvements / Additions / Disposals / Transfers (**)	Plot of land (**)	Buildings, facilities and improvements (**)	Total (**)	Capitalized cost, net (**)	Fair Value adjustments	Fair value at the end of the year (*)	Date of construction	Date of acquisition
Shopping malls:
Abasto	-	1,012	26,326	1,696	1,012	28,022	29,034	6	(3,049)	25,991	nov-98	jul-94
Alto Palermo Shopping	-	3,887	42,437	21,600	3,887	64,037	67,924	10	(37,824)	30,110	oct-90	nov-97
Alto Avellaneda	-	1,800	17,351	5,806	1,800	23,157	24,957	13	(7,096)	17,874	oct-95	dec-97
Alcorta Shopping	-	1,088	12,187	3,944	1,088	16,131	17,219	-	2,122	19,341	jun-92	jun-97
Alto Noa	-	37	4,578	1,125	37	5,703	5,740	2	(1,367)	4,375	sep-94	mar-95
Patio Bullrich	-	873	16,028	1,914	873	17,942	18,815	-	(10,603)	8,212	sep-88	oct-98
Alto Rosario	-	3,917	1,927	5,196	3,917	7,123	11,040	(2)	6,504	17,542	nov-04	nov-04
Mendoza Plaza	-	1,093	7,789	5,493	1,093	13,282	14,375	(5)	(7,804)	6,566	jun-94	dec-94
Dot Baires Shopping	-	3,339	2,430	24,251	3,339	26,681	30,020	15	(9,835)	20,200	may-09	nov-06
Córdoba Shopping	Antichresis	399	7,148	1,532	399	8,680	9,079	3	(4,034)	5,048	mar-90	dec-06
Distrito Arcos	-	-	-	11,309	-	11,309	11,309	-	(749)	10,560	nov-09	nov-09
Alto Comahue	-	271	769	12,629	271	13,398	13,669	-	(7,417)	6,252	may-06	may-06
Patio Olmos	-	823	1,533	5	823	1,538	2,361	(1)	1,418	3,778	may-95	sep-07
Soleil Premium Outlet	-	880	2,964	2,858	880	5,822	6,702	31	762	7,495	jul-10	jul-10
Others	-	-	179	-	-	179	179	-	2,041	2,220	n/a	n/a
Shopping malls		19,419	143,646	99,358	19,419	243,004	262,423	72	(76,931)	185,564

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Schedule I (Continued)

		Initial Costs		Subsequent Costs	Costs at the end of the year
	Encumbrances	Plot of land (**)	Buildings, facilities and improvement (**)	Improvements / Additions / Disposals / Transfers (**)	Plot of land (**)	Buildings, facilities and improvements (**)	Total (**)	Capitalized cost, net (**)	Fair Value adjustments	Fair value at the end of the year (*)	Date of construction	Date of acquisition
Office and other rental properties:
Abasto Offices	-	-	-	537	-	537	537	-	722	1,259	mar-13	jul-94
Zetta building	-	2,280	-	18,018	2,280	18,018	20,298	146	36,314	56,758	dec-18	dec-18
Dot building	-	756	243	10,028	756	10,271	11,027	(25)	7,702	18,704	sep-10	nov-06
Bouchard Plaza 551	-	358	213	-	358	213	571	-	899	1,470	-	mar-07
Others	-	1,243	2,772	192	1,243	2,964	4,207	-	2,270	6,477	n/a	n/a
Beruti 3330 paseo del sol	-	-	500	488	-	988	988	-	(282)	706	-	may-22
Intercontinental Plaza building	-	208	2,906	1,048	208	3,954	4,162	(3)	1,039	5,198	jun-96	dec-14
Bank Boston Tower	-	460	372	-	460	372	832	(1)	(112)	719	dec-14	dec-14
Phillips building	-	-	7,169	49	-	7,218	7,218	4	4,533	11,755	jun-17	jun-17
Catalinas building	-	7,169	-	14,972	7,169	14,972	22,141	31	(2,709)	19,463	-	dec-20
Office and other rental properties		12,474	14,175	45,332	12,474	59,507	71,981	152	50,376	122,509

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Schedule I (Continued)

		Initial Costs		Subsequent Costs	Costs at the end of the year
	Encumbrances	Plot of land (**)	Buildings, facilities and improvement (**)	Improvements / Additions / Disposals / Transfers (**)	Plot of land (**)	Buildings, facilities and improvements (**)	Total (**)	Capitalized cost, net (**)	Fair Value adjustments	Fair value at the end of the year (*)	Date of construction	Date of acquisition
Undeveloped parcels of land
Building annexed to Dot	-	3,509	-	-	3,509	-	3,509	-	13,090	16,599	-	nov-06
Luján plot of land	-	1,784	-	187	1,784	187	1,971	-	2,239	4,210	-	may-12
Caballito –Ferro plot of land	-	3,860	-	1,092	3,860	1,092	4,952	-	10,081	15,033	-	nov-97
Annexed to Dot plot of land	-	33	-	-	33	-	33	-	20	53	-	feb-17
Mendoza plot of land	-	58	-	-	58	-	58	-	16	74	-	dec-16
Intercontinental plot of land Tower B	-	1,767	-	2,835	1,767	2,835	4,602	-	-760	3,842	-	dec-14
Mendoza Av Este 2992 plot of land	-	-	-	356	-	356	356	-	119	475	-	mar-18
La Plata plot of land	-	1,980	-	327	1,980	327	2,307	-	-508	1,799	-	mar-18
Alto Palermo Shopping - buildable potential	-	-	-	-	-	-	-	-	5,152	5,152	-	nov-97
Patio Bullrich - buildable potential	-	-	-	-	-	-	-	-	4,863	4,863	-	oct-98
Alto Rosario - buildable potential	-	-	-	-	-	-	-	-	2,006	2,006	-	nov-04
Cordoba Shopping - buildable potential	-	-	-	-	-	-	-	-	984	984	-	dec-06
Terreno Ezpeleta (Quilmes - Nueva Costa Urbana)	-	6,875	-	-	6,875	-	6,875	-	1,057	7,932	-	may-22
Beruti N° 3345/47 esq, Coronel Diaz 2110/20	-	-	5,443	-	-	5,443	5,443	-	830	6,273	-	jun-22
Costa urbana	-	16,497	1,349	2,255	16,497	3,604	20,101	2	152,461	172,564	-	may-07
Pilar	-	106	-	-	106	-	106	-	683	789	-	jun-14
Pontevedra	-	145	-	-	145	-	145	-	312	457	-	feb-98
TERRENO SAN LUIS	-	51	-	-	51	-	51	-	58	109	-	mar-08
Terreno La Plata CELAP	-	-	-	-	-	-	-	-	2,494	2,494	-	mar-18
Paseo Colon 245 Building	-	-	1,884	-	-	1,884	1,884	-	283	2,167	-	may-23
Paseo Colon 275 Parking	-	-	42	-	-	42	42	-	45	87	-	may-23
Córdoba	-	166	-	-	166	-	166	-	573	739	-	may-15
Terreno Mendoza banderas de los andes 3027	-	35	-	-	35	-	35	-	178	213	-	apr-23
CONIL - Güemes 902 - Mz 99 / Avellaneda	-	57	-	-	57	-	57	-	155	212	-	jun-96
Neuquén - Parcel	-	423	-	-	423	-	423	-	1,838	2,261	-	jul-99
Undeveloped parcels of land		37,346	8,718	7,052	37,346	15,770	53,116	2	198,269	251,387

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Schedule I (Continued)

		Initial Costs		Subsequent Costs	Costs at the end of the year
	Encumbrances	Plot of land (**)	Buildings, facilities and improvement (**)	Improvements / Additions / Disposals / Transfers (**)	Plot of land (**)	Buildings, facilities and improvements (**)	Total (**)	Capitalized cost, net (**)	Fair Value adjustments	Fair value at the end of the year (*)	Date of construction	Date of acquisition
Properties under development
PH Office Park	-	-	-	66	-	66	66	-	12	78	in progress	-
Phillips building	-	-	-	61	-	61	61	-	(61)	-	in progress	-
Properties under development		-	-	127	-	127	127	-	49	78
Others
EH UT	-	-	-	564	-	564	564	-	43	521	-	sep-17
Others		-	-	564	-	564	564	-	(43)	521
Total		69,239	166,539	152,433	69,239	318,972	388,211	226	171,622	560,059

(*) For the reconciliation of the carrying amount and its variations during the years ended June 30, 2023 and 2022 please refer to note 9 to the Consolidated Financial Statements. For variations during the year ended June 30, 2021 please refer to note 9 to the Consolidated Financial Statements as of June 30, 2022.

(**) Restated for inflation as of June 30, 2023.

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